Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY enCore Energy Corp. 101 N. Shoreline Blvd, Suite 450 Corpus Christi, TX 78401

2.	DATE OF MATERIAL CHANGE June 26, 2023

3.	NEWS RELEASE News release dated June 26, 2023 was disseminated through the facilities of Cision.

4.	SUMMARY OF MATERIAL CHANGE enCore Energy Announces Agreement for At-The-Market Offering

5.

FULL DESCRIPTION OF MATERIAL CHANGE

enCore Energy Corp. (“enCore” or the “Company”) (NYSE American: EU; TSXV: EU) announced it has entered into a Controlled Equity OfferingSM Sales Agreement dated as of June 26, 2023 (the “Sales Agreement”) with Cantor Fitzgerald Canada Corporation and Cantor Fitzgerald & Co. (together, the “Lead Agents”), and Canaccord Genuity Corp., Canaccord Genuity LLC, Haywood Securities Inc., PI Financial Corp., and Jett Capital Advisors, LLC (together with the Lead Agents, the “Agents”). Pursuant to the Sales Agreement, the Company will be entitled, at its discretion from time-to-time during the term of the Sales Agreement, to sell, through the Lead Agents, such number of common shares of the Company (the “Common Shares”) that would result in aggregate gross proceeds to the Company of up to US$70,000,000 (the “Offering” or “ATM Facility”). Sales of the Common Shares, if any, will be made in “at-the-market distributions”, as defined in National Instrument 44-102 – Shelf Distributions, directly on the TSXV, the NYSE American (“NYSE American”) or on any other existing trading market in Canada or the United States or as otherwise agreed between the Lead Agents and the Company.

The ATM Facility can be in effect until the aggregate gross sales proceeds of common shares sold pursuant to the Sales Agreement equals US$70,000,000, unless terminated prior to such date by enCore or otherwise in accordance with the Sales Agreement. Net proceeds from the ATM Facility, if any, will be used for corporate purposes as described in the Prospectus Supplement referenced below.

The Offering will be made by way of a prospectus supplement dated June 26, 2023 (the “Prospectus Supplement”) to the Company’s existing Canadian short form base shelf prospectus of US$140 million and U.S. registration statement on Form F-10, as amended (File No. 333-272609), dated June 12, 2023 and June 20, 2023, respectively (collectively, the “Offering Documents”). The Prospectus Supplement will be filed with Securities Commissions in Canada and the U.S. Securities and Exchange Commission (the “SEC”). The Offering Documents will contain important detailed information about the securities being offered. Before you invest, you should read the Offering Documents and the documents incorporated therein for more complete information about the Company and the Offering. Copies of the Sales Agreement and the Offering Documents will be available for free by visiting the Company’s profiles on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com or the SEC’s website at www.sec.gov, as applicable.

The common shares that may be issued by the Company under the ATM Facility have been conditionally approved for listing on the TSXV and have been approved for listing on the NYSE American.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.

7.	OMITTED INFORMATION Not applicable.

8.	EXECUTIVE OFFICER William M. Sheriff, Executive Chairman Telephone: 972-333-2214

9.	DATE OF REPORT June 27, 2023